UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                               September 30, 2003

                               Exelon Corporation

                            10 South Dearborn Street
                                   37th Floor
                           P.O. Box 805379 Chicago, IL
                                   60680-5379










Inquiries concerning this Form U-9C-3
   should be directed to:                          Scott Peters
                                                   Exelon Corporation
                                                   10 South Dearborn Street
                                                   38th Floor
                                                   P.O. Box 805379
                                                   Chicago, IL 60680-5379

TABLE OF CONTENTS

Item                                                                       Page
Number                                                                    Number
   1      Organization Chart                                                 3
   2      Issuances and Renewals of Securities and Capital Contributions     5
   3      Associate Transactions
              Part I - Transactions Performed by Reporting Companies on
                  Behalf of Associate Companies                              6
              Part II - Transactions Performed by Associate Companies
                  On Behalf of Reporting Companies                           6
   4      Summary of Aggregate Investment                                    7
   5      Other Investments                                                  8
   6      Financial Statements and Exhibits                                  9
          Signature                                                         11



ITEM 1.  ORGANIZATION CHART
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                                                         Energy or      Date of     % Voting
              Name of Reporting Company                 Gas-Related   Organization  Securities       Nature of Business
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
Exelon Corporation                                                                              (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
 Exelon Energy Delivery Company, LLC
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Commonwealth Edison Company                                                                  (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Commonwealth Research Corporation                 Energy          06/08/1976        100%  Energy-related (Category 1,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   PECO Energy Company                                                                          (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       East Coast Natural Gas Cooperative, LLC          Energy          03/15/1995      41.12%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Horizon Energy Company *                          Energy          02/06/1995        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
 Exelon Ventures Company, LLC                                                                   (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
  Exelon Generation Company, LLC                                                                (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon AOG Holding # 1, Inc.                                                                (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon AOG Holding # 2, Inc.                                                                (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Exelon New England Power Marketing, LP            Energy          03/24/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon New England Holdings, LLC                                                            (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Exelon New England Power Services, Inc.          Energy          02/05/1998        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Exelon Hamilton, LLC                             Energy          03/31/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Penesco Company, LLC                                 Energy          06/06/2001        100%  Energy-related (Category 7,9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Cenesco Company, LLC                                 Energy          12/31/2001        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   ExTex Retail Services Company, LLC                   Energy          05/12/2003        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Exelon Allowance Management Company, LLC             Energy          11/08/2001        100%  Energy-related (Category 2)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Exelon Power Labs, LLC                               Energy          11/08/2002        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Exelon Power Holdings, LP                                                                    (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Keystone Fuels, LLC                               Energy          10/17/2000      20.99%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Conemaugh Fuels, LLC                              Energy          10/16/2002      20.72%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   ExTex Marketing, LLC                                 Energy          05/13/2002        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       ExTex Power, LP                                  Energy          05/13/2002         99%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
  Exelon Enterprises Company, LLC                                                               (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Energy Company                          Energy          01/04/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            AllEnergy Gas & Electric Marketing          Energy          09/12/2000        100%  Energy-related (Category 5)
            Company, LLC
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            AllEnergy Connecticut Company, LLC          Energy          06/13/2003        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            AllEnergy Massachusetts Company, LLC        Energy          06/13/2003        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            AllEnergy New York Company, LLC             Energy          06/13/2003        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            AllEnergy New Jersey Company, LLC           Energy          06/13/2003        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            AllEnergy Rhode Island Company, LLC         Energy          06/13/2003        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Texas-Ohio Gas, Inc.                        Energy                            100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Services, Inc.                          Energy          07/13/1999        100%  Energy-related (Category 1,
                                                                                                2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Services Federal Group, Inc          Energy          12/30/1988        100%  Energy-related (Category 1,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Unicom Power Holdings, LLC                     Energy          03/23/1999        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Unicom Power Marketing Inc.                    Energy          07/28/1997        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Enterprises Management, Inc.                                                    (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Capital Partners, Inc.                                                       (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Exelon Enterprises Investments, Inc.                                             (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                  UTECH Climate Challenge Fund, L.P.    Energy           6/30/1995       24.4%  Energy-related (Category 2)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Adwin Equipment Company                        Energy          08/05/1968        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Thermal Holdings, Inc.                  Energy          08/05/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Northwind Chicago LLC                       Energy          08/05/1999        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Thermal Development, Inc.            Energy          02/05/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Thermal Technologies, Inc.           Energy          07/30/1993        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            ETT Boston Inc.                             Energy          12/22/1995        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Northwind Boston LLC                     Energy          01/05/1996         25%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            ETT Houston Inc.                            Energy          02/05/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            ETT North America Inc.                      Energy          07/18/1996        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Northwind Thermal Technologies Canada    Energy          08/01/1996        100%  Energy-related (Category 6,7)
               Inc.
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                  ETT Canada, Inc.                      Energy          08/01/1996        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                    Northwind Windsor                   Energy          07/18/1996         50%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            ETT National Power Inc.                     Energy          08/15/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Northwind Midway LLC                     Energy          06/02/1998        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------

* Denotes inactive corporation.
(a) Directly and / or indirectly holds securities in energy-related companies.






Item 1 ORGANIZATION CHART
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
Name of Reporting Company                               Energy or       Date of     % Voting    Nature of Business
                                                        Gas-Related   Organization  Securities
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            ETT Nevada Inc.                             Energy          10/30/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Northwind Aladdin LLC                    Energy          10/28/1997         75%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Northwind Las Vegas LLC                  Energy          10/28/1997         50%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           F&M Holdings Company, LLC                    Energy          09/18/2003        100%  Energy-related (Category
                                                                                                1,4,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
             EIS Engineering, Inc*                      Energy          12/11/2000        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                  InfraSource F.S., LLC*                Energy          11/23/1998        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                  InfraSource E.S., LLC*                Energy          02/03/2000        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Fischbach and Moore Electric, Inc.          Energy          08/12/1999        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Rand-Bright Corporation*                    Energy          02/11/1985        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            NEWCOSY, Inc                                Energy          08/12/1999        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            NEWCOTRA, Inc.                              Energy          08/12/1999        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              Fishbach and Moore, Inc. .                Energy          04/01/1924        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                Fishbach and Moore Electrical           Energy          07/22/1946        100%  Energy-related (Category 7)
                Contracting, Inc.
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                T.H. Green Electric Co., Inc.           Energy          07/06/1926        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               OSP Servicios S.A. de C.V. *             Energy          09/30/1996        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Utility Locate & Mapping Services, Inc.  Energy          03/27/1991        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Universal Network Development Corp.      Energy          01/01/1901         49%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            VSI Group Inc.                              Energy          04/20/2000        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              EGW Meter Services, LLC                   Energy          12/01/2002        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            EIS Investments, LLC                        Energy          11/14/2000        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               WCB Services, LLC*                       Energy          1/1/192001         49%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------


* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in energy-related companies.
Notes:
1. The following companies were sold effective September 24, 2003:
     Aconite Corporation
     Blair Park Services, Inc.
     Chowns Communications, Inc.
     Dacon Corporation
     Dashiell Corporation
     Dashiell Holdings Corporation
     Electric Services, Inc.
     Gas Distribution Contractors, Inc.
     InfraSource Corporate Services, Inc.
     InfraSource Underground Construction, LLC
     InfraSource, Inc.
     International Communications Services, Inc.
     M.J. Electric, Inc.
     Mechanical Specialities Incorporated
     Mid-Atlantic Pipeliners
     MRM Technical Group, Inc.
     Mueller Distribution Contractors, Inc.
     Mueller Pipeliners, Inc.
     OSP Consultants, Inc.
     OSP Telecomm de Mexico, S.A. de C.V.
     OSP Telecomm, Inc.
     OSP, Inc.
     RJE Telecom, Inc.
     Sunesys of Virginia, Inc.
     Sunesys, Inc.
     Trinity Industries, Inc.

2.   The following companies were sold on September 1, 2003

      AllEnergy Rhode Island Company, L.L.C.
      AllEnergy Massachusetts Company, L.L.C.
      AllEnergy Connecticut Company, L.L.C.

3.   The following are newly created companies:

     AllEnergy Gas Marketing Company New Jersey, LLC, formation in Delaware on 7/10/2003. Rule 58, retail marketing of natural gas and energy-related services.
     AllEnergy Gas Marketing Company New York, LLC, formation in
     Delaware on 7/10/2003. Rule 58, retail marketing of natural gas and energy-related services.

     F&M Holdings Company, LLC, formation in Delaware on 9/18/2003. Holding company for Rule 58 companies.


ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
(in thousands of dollars)
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
                                   Principal
   Company         Type of         Amount of                                        Person to     Collateral   Consideration
   Issuing         Security        Security         Issue or         Cost of      Whom Security   Given With   Received For
  Securities        Issued                           Renewal         Capital        was Issued     Security    Each security
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                  $100       Issue       LIBOR plus 50   Exelon          None                  $100
Thermal         credit                                            basis points    Thermal
Development,                                                                      Holdings, Inc.
Inc.
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                   200       Issue       LIBOR plus 50   Exelon          None                   200
Thermal         credit                                            basis points    Thermal
Technologies,                                                                     Holdings, Inc.
Inc.
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Fischbach and   Revolving                 1,731       Issue       LIBOR plus 50   Exelon          None                 1,731
Moore           credit                                            basis points    Enterprises
Electric, Inc.                                                                    Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon Energy   Revolving                 4,000       Issue       LIBOR plus 50   Exelon          None                 4,000
Company         credit                                            basis points    Enterprises
                                                                                  Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                   500       Issue       LIBOR plus 50   Exelon          None                   500
Enterprises     credit                                            basis points    Enterprises
Management,                                                                       Company, LLC
Inc.
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------


Capital Contributions (in thousands of dollars):

------------------------------------------- ---------------------------------------- ----------------------------------------
Company Contributing Capital                Company Receiving Capital                Amount of Capital Contribution
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Enterprises Company, LLC             InfraSource, Inc.                                                         $7,054
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Power Holdings, LLC                  Conemaugh Fuels, LLC                                                       1,554
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Generation Company, LLC              ExTex Marketing, LLC                                                           5
------------------------------------------- ---------------------------------------- ----------------------------------------






ITEM 3.  ASSOCIATE TRANSACTIONS
     Part I.  Transactions Performed by Reporting Companies on Behalf of Associate Companies
-------------------------------------------------------------------------------------------------------------------
 Reporting Company Rendering   Associate Company Receiving      Types of Services Rendered    Total Amount Billed
          Services                       Services
-------------------------------------------------------------------------------------------------------------------
                                                                                             (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
Blair Park Services Inc.      PECO Energy Company            Telecom                                          $296
-------------------------------------------------------------------------------------------------------------------
Commonwealth Edison Company   Exelon Thermal Technologies,   Offsite Facility Charge                             2
                              Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Business Services       Security System                                    58
                              Company
-------------------------------------------------------------------------------------------------------------------
Exelon Enterprises Company,   Exelon Thermal Technologies,   Payroll - Executive                               172
LLC                           Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Commonwealth Edison Company    Maintenance and Construction                      223
                                    Services
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Energy Company          IT Services/Facility Charges                       99
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Enterprises Company,    IT Services/Facility Charges                       23
                              LLC
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Business Services Group Construction Services                             192
-------------------------------------------------------------------------------------------------------------------
Electric Services, Inc        Exelon Generation Company, LLC Security System                                    13
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Commonwealth Edison Company    Security System                                    41
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc          PECO Energy Company            Security System                                   127
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Development,   Northwind Aladdin LLC          Plant Operators                                    84
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Aladdin LLC          Administrative and General                          3
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Aladdin LLC          Plant Management                                   23
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          District Cooling                                  255
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          Plant Operators                                   115
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          Administrative and General                          1
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          Rent                                               27
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Midway LLC           Plant Operators                                   147
Inc.
-------------------------------------------------------------------------------------------------------------------
Electric Services, Inc.       PECO Energy Company            Construction and Maintenance                      181
-------------------------------------------------------------------------------------------------------------------
Mid-Atlantic Pipeliners, Inc. PECO Energy Company            Construction                                   10,884
-------------------------------------------------------------------------------------------------------------------
Dashiell Corporation          PECO Energy Company            Construction and Maintenance                       11
-------------------------------------------------------------------------------------------------------------------
MJ Electric, Inc.             Commonwealth Edison Company    Construction and Maintenance                   10,972
-------------------------------------------------------------------------------------------------------------------
MJ Electric, Inc.             PECO Energy Company            Construction and Maintenance                      229
-------------------------------------------------------------------------------------------------------------------
Northwind Chicago, LLC        Exelon Thermal Technologies,   Cooling                                         1,791
                              Inc.
-------------------------------------------------------------------------------------------------------------------
VSI Group, Inc.               PECO Energy Company            Transfer Work and Meter Reading                    87
                                                             (AMR Project)
-------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC        Exelon Generation Company, LLC Measuring and test equipment                    2,437
-------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC        PECO Energy Company            Measuring and test equipment                      196
-------------------------------------------------------------------------------------------------------------------



ITEM 3.  ASSOCIATE TRANSACTIONS
     Part II.  Transactions Performed by Associate Companies on Behalf of Reporting Companies
------------------------------------------------------------------------------------------------------------------------
  Associate Company Rendering    Reporting Company Receiving Services Types of Services Rendered  Total Amount Billed
            Services
------------------------------------------------------------------------------------------------------------------------
                                                                                                 (thousands of dollars)
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company InfraSource Corporate Services       Legal                                         122
------------------------------------------------------------------------------------------------------------------------
Exelon Enterprises Company, LLC  InfraSource Corporate Services       Payroll - Executive                            98
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company InfraSource Corporate Services       Rent, Teleconferencing,                        34
                                                                      Phones, Computers, IT and
                                                                      Accounting
------------------------------------------------------------------------------------------------------------------------
PECO Energy Company              InfraSource Integrated Services      Vehicle Expenses and                        1,052
                                                                      Materials
------------------------------------------------------------------------------------------------------------------------




                                  ITEM 4. SUMMARY OF AGGREGATE INVESTMENT
                                             September 30, 2003
                                               (in thousands)


Investments in energy-related companies:

Total consolidated capitalization of Exelon Corporation
  as of  September 30, 2003
                            $23,882,000           Line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                     $3,582,450       Line 2

Greater of $50 million or line 2                                                        3,582,450       Line 3

Total current aggregate investment subsequent to October 20, 2000 (categorized by major line of energy-related business):
     Energy-related business category 2                                     229,125
     Energy-related business category 5                                    258,347
     Energy-related business category 6                                      54,973
     Energy-related business category 7                                     426,664
     Energy-related business category 9                                      9,183
     Energy-related business category 10                                        22
Total current aggregate investment                                                        978,314       Line 4
                                                                                          -------

Difference between the greater of $50 million
  or 15% of capitalization and the total
  aggregate investment of the registered
  holding company system (line 3 less line 4)                                          $2,604,136       Line 5
                                                                                       ==========


Investments in gas-related companies:                                         NONE



ITEM 5.  OTHER INVESTMENTS

Filed under confidential treatment pursuant to Rule 104(b).

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------


(1) Exhibit A-1 Statement of Income of Exelon Services, Inc. for three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(2) Exhibit A-2 Balance Sheet of Exelon Services, Inc. at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(3) Exhibit A-3 Statement of Income of Exelon Thermal Holdings, Inc. for three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(4) Exhibit A-4 Balance Sheet of Exelon Thermal Holdings, Inc. at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(5) Exhibit A-5 Statement of Income of Exelon Energy Company for three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(6) Exhibit A-6 Balance Sheet of Exelon Energy Company at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(7) Exhibit A-7 Statement of Income of Unicom Power Holdings, Inc. for three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(8) Exhibit A-8 Balance Sheet of Unicom Power Holdings, Inc. at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(9) Exhibit A-9 Statement of Income of Unicom Power Marketing, Inc. for three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(10) Exhibit A-10 Balance Sheet of Unicom Power Marketing, Inc. at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(11) Exhibit A-11 Statement of Income of Adwin Equipment Company for three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(12) Exhibit A-12 Balance Sheet of Adwin Equipment Company at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(13) Exhibit A-13 Statement of Income of F&M Holdings Company, LLC for three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(14) Exhibit A-14 Balance Sheet of F&M Holdings Company, LLC at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(15) Exhibit B-1 Statement of Income of Penesco Company, LLC for three months and six months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(16) Exhibit B-2 Balance Sheet of Penesco Company, LLC at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(17) Exhibit B-3 Statement of Income of Cenesco Company, LLC for three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(18) Exhibit B-4 Balance Sheet of Cenesco Company, LLC at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(19) Exhibit B-5 Statement of Income of Exelon Allowance Management Co. for three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(20) Exhibit B-6 Balance Sheet of Exelon Allowance Management Co. at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(21) Exhibit B-7 Statement of Income of ExTex Marketing, LLC for three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(22) Exhibit B-8 Balance Sheet of ExTex Marketing, LLC at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(23) Exhibit B-9 Statement of Income of ExTex Power, LP for the three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(24) Exhibit B-10 Balance Sheet of ExTex Power, LP at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(25) Exhibit B-11 Statement of Income of Exelon New England Power Marketing LP for the three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(26) Exhibit B-12 Balance Sheet of Exelon New England Power Marketing LP at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(27) Exhibit B-13 Statement of Income of Exelon New England Power Services, Inc. for the three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(28) Exhibit B-14 Balance Sheet of Exelon New England Power Services, Inc. at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(29) Exhibit B-15 Statement of Income of Exelon Hamilton for the three and nine months ended September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(30) Exhibit B-16 Balance Sheet of Exelon Hamilton at September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b).

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Exelon Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 26, 2003

                                                       Exelon Corporation
                                                             Registrant

                                                By:/s/ Matthew F. Hilzinger
                                                ---------------------------
                                                         Vice President and
                                                       Corporate Controller





With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the third quarter of 2003 has been filed with Exelon Corporation's interested state commissions whose names and addresses are listed below.


Donna Caton, Chief Clerk
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, Illinois 62706

James J. McNulty, Secretary
Pennsylvania Public Utility Commission
P.O. Box 3265
Harrisburg, Pennsylvania 17105-3265